Exhibit 99.1

Penton’s Registered Rep Launches Unique Social Behavioral Investment Dashboard
For Financial Advisors on www.registeredrep.com

Exclusively Developed by Titan Trading Analytics for Penton’s Registered Rep Customers

NEW YORK, New York (January 9, 2012 ) -- Penton’s Registered Rep, the source for financial advisors and wealth managers, announced today two new offerings on www.registeredrep.com to help advisors make investment decisions using social behavioral research.  The tools were exclusively developed by Titan Trading Analytics (TSXV: TTA).  This will be the first time that Registered Rep and Titan have collaborated to create a financial information and investment tool.

The Social Behavioral Research Dashboard is a series of Finance 2.0 research reports that mash up web analytics, social media sentiment and quantitative research on all major industry sectors of the S&P 500.  A complimentary report is available along with additional industry reports.  TickAnalyst is another new offering on www.registeredrep.com that streams signals mined from a massive financial database that include 10 years of price, volume and volatility data along with real-time social media stock data, which quantify and qualify stocks using a series of 14 proprietary algorithms.  The 30 day free trial and subscription access information is available at www.registeredrep.com/tickanalyst and www.registeredrep.com/titanbehavioralreports/.

“Providing insightful investing ideas to clients is one aspect of a financial advisor’s responsibilities,” explained William O’Conor, vice president -- Penton Financial Services Group.  “The tools provided by Titan address the hottest area of stock research today – behavioral finance.  Combined with our industry news and practice management advice, Registered Rep can be counted on by advisors from all channels to assist in growing their practice.”

"Titan has a suite of proprietary quantitative and qualitative research which factors in dozens of human emotional reactions ranging from euphoria to panic,” said John Coulter, CEO of Titan. “The system also ingests social media stock data from Twitter, Yahoo, Google, financial blogs, etc. and assigns each stock with a sentiment score which adds a qualitative element able to gauge a ‘buzz’ on how the stock is perceived by the general public.  Registeredrep.com has created a Finance 2.0 portal which offers a new take on market data and research.  Titan is excited to have our products available in this new medium.”

About Registered Rep
Registered Rep is a digital and print source for the retail investment professional, serving brokers, financial advisors, RIA’s, IBD’s, insurance, financial planners, and financial product companies with award-winning insight coverage of the brokerage, wealth management, fund and financial product industry as well as breaking news, data, rankings, and profiles. For additional information, visit www.registeredrep.com.

About Penton Media
As a leading, independent, business-to-business media company, Penton knows business and how to create and disseminate the vital content that moves markets. Penton is where professionals turn to gain the critical insight, expert analysis, and relevant connections needed to compete and succeed. Headquartered in New York City, the privately held company is owned by MidOcean Partners and U.S. Equity Partners II, an investment fund sponsored by Wasserstein & Co., LP, and its co-investors. For additional information on the company and its businesses, visit www.penton.com.

About Titan Trading Analytics Inc.
Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and social media sentiment and identifies trade opportunities based on matching real-time and historical patterns, identified by Titan’s Trade Signal Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface.  Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.  Titan is listed on the TSX Venture as symbol TTA (TSX VENTURE: TTA) and on the OTCBB under the symbol TITAF (OTCBB: TITAF).  For additional information, visit www.titantrading.com.

Forward-Looking Statements
The statements in this news release relating to matters that are not current or historical facts are forward-looking statements. Such forward-looking statements are based on current plans, estimates and expectations. Forward-looking statements are based on known and unknown risks, assumptions, uncertainties and other factors.  Actual results, performance, or achievements may differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Titan undertakes no obligation to publicly update or revise any forward-looking statement.

Media Contacts:

For Penton Media:
Neta Yoffe
Penton
Phone: (212) 204-4259
Email: neta.yoffe@penton.com

For Titan Trading Analytics:
Audra Tiner
Articulate Communications Inc.
Phone: (212) 555-0080, ext 34
Email: atiner@articulatecomms.com

Cameron MacDonald
Investor Relations, Macam Group
Phone: (403) 452-6600
Email: cmacdonald@macamgroup.com